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MAR 02 2009

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 15517 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill 212-576-4574
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



YM 3/9

AB 3/19

## OATH OR AFFIRMATION

I, Joseph O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Valerie Edwards Gouari
VALERIE EDWARDS GOUARI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ED6091240
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES APRIL 28, 2011

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NYLIFE Securities LLC
**(An affiliate of New York Life Insurance Company)**
## Index
## December 31, 2008

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Managers
and Member of
NYLIFE Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities LLC (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the statement of financial condition, the Company has significant transactions with New York Life Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2009

# NYLIFE Securities LLC
**(An affiliate of New York Life Insurance Company)**
## Statement of Financial Condition
## December 31, 2008

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 11,949,887 |
| Receivable from NYLIFE Distributors LLC | 3,196,266 |
| Receivable from affiliates | 361,294 |
| Commissions receivable | 2,378,061 |
| Fee income receivable | 327,250 |
| Other receivables | 444,252 |
| Prepaid expenses | 1,902,812 |
| Federal income taxes receivable from New York Life Insurance Company | 70,484 |
| Fixed assets, net of accumulated depreciation of $5,410,106 | 493,125 |
| Deferred tax asset | 784,814 |
| Total assets | $ 21,908,245 |
| **Liabilities and Member's Equity** | |
| Payable to New York Life Insurance Company | $ 5,283,055 |
| Accrued commission expense | 2,972,043 |
| Accrued litigation expense | 565,030 |
| Other accrued liabilities | 61,916 |
| Total liabilities | 8,882,044 |
| Total member's equity | 13,026,201 |
| Total liabilities and member's equity | $ 21,908,245 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company also conducts business as a licensed insurance agency.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a non-affiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

Under various contractual agreements with unrelated insurance carriers, the Company receives commissions from the insurance carriers for sales of variable annuity, variable life and group annuity products, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

### Cash and Cash Equivalents

Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2008, such short-term investments consist of commercial paper carried at its amortized cost of $11,683,578, which approximates market value.

**Fixed Assets**
Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

**Income Taxes**
Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

**Guarantees**
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

**New Accounting Pronouncements**
In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures around fair value measurements. The Company adopted this guidance effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's financial statements.

## 3. Fixed Assets

Fixed assets are comprised of the following:

| | Cost at December 31, 2008 | Accumulated depreciation at December 31, 2008 | Net book value at December 31, 2008 |
|---|---|---|---|
| Computers and communication equipment | $ 876,328 | $ (843,383) | $ 32,945 |
| Computer software | 910,707 | (867,684) | 43,023 |
| Furniture and fixtures | 1,354,905 | (1,200,676) | 154,229 |
| Leasehold improvements | 2,761,291 | (2,498,363) | 262,928 |
| | $ 5,903,231 | $ (5,410,106) | $ 493,125 |

## 4. Related Parties Transactions

Commissions receivable and accrued commission expense on the Statement of Financial Condition includes $551,454 and $1,963,528, respectively, of transactions with affiliates.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for these services based upon separately identifiable actual costs incurred where NYLIC acts as paymaster on behalf of the Company. The services include personnel, office space, other services, and administrative.

The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or charged by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

## 5. Credit Risk

The Company introduces all of its securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

## 6. Income Taxes

The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately; minimum taxes are paid to state and local jurisdictions.

At December 31, 2008, the Company has a deferred tax asset of $784,814 attributable to the following temporary differences between the financial reporting and the tax basis of assets:

| | |
|---|---|
| **Deferred Tax Assets** | |
| Accrued expenses | $ 130,233 |
| Depreciation | 654,581 |
| Deferred tax asset | $ 784,814 |

The Company is reimbursed for its deferred tax assets on an annual basis to the extent they are utilized in the group's consolidated tax return through a tax allocation agreement with its parent. Due to this intercompany agreement, a valuation allowance against the Company's other deferred tax assets is not considered necessary because it is more likely than not that those deferred tax assets will be realized.

The Company does not have any federal net operating loss carryforwards as they were fully utilized in the group's consolidated tax return. The Company did not have any uncertain tax positions for the year ended December 31, 2008.

## 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2008, the Company had net capital, as defined under such rules, of $5,120,772 which was $4,870,772 in excess of its required net capital of $250,000.

## 8. Contingencies

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

# NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)

## Statement of Financial Condition

## December 31, 2008